

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 17, 2017

Edward M. Christie
Chief Financial Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, Florida 33025

> **Re:** **Spirit Airlines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **Form 8-K**
> **Filed 4/28/2017**
> **File No. 001-35186**

Dear Mr. Christie:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure